[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 24, 2010

Kimberly A. Browning Senior Counsel U.S. Securities and Exchange Commission Office of Investment Management Mail Stop 8626 100 F Street, NE Washington, DC 20549

RE: Claymore/Guggenheim Strategic Opportunities Fund
File Nos. 811-21982 and 333-168044

Dear Ms. Browning:

We are in receipt of your letter, dated August 5, 2010, which sets forth your comments to the registration statement on Form N-2 filed by Claymore/Guggenheim Strategic Opportunities Fund (the “Fund”) on July 9, 2010 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about November 24, 2010 and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1
Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

Response 1
Prior to any offering under the Fund’s shelf registration statement involving a FINRA Member, the base prospectus will be filed with FINRA and a “conditional no objections” letter will be received from FINRA.  In connection with an offering under the Fund’s shelf registration statement involving a FINRA Member, such FINRA Member will file the terms of such offering with FINRA and receive a “415 no objections” letter approving the final offering terms and arrangements, including all the compensation payable to the underwriters.

Kimberly A. Browning
November 24, 2010

—Calculation of Registration Fee Under the Securities Act of 1933

Comment 2
Please revise the Table to conform to the column presentation format and content requirements of Form N-2.  In particular, please add a column entitled “Proposed Maximum Offering Price Per Unit” and revise the heading “Aggregate Offering Price” to “Proposed Maximum Aggregate Offering Price.”

Response 2
The Fund has revised the table accordingly.  The Fund notes that it is registering a presently indeterminate number of Common Shares and therefore has calculated the registration fee “on the basis of the maximum aggregate offering price of all the securities listed in the ‘Calculation of Registration Fee’ table” in accordance with Rule 457(o) under the Securities Act of 1933, as amended, which states that in this case “[t]he number of shares or units of securities need not be included in the ‘Calculation of Registration Fee’ Table.”  The Fund has added additional footnote disclosure below the table regarding the calculation of the fee pursuant to Rule 457(o).

Prospectus—Outside Front Cover Page—Total Offering Table

Comment 3	Please advise the staff why the base prospectus does not contain a form of the proceeds table as required by Item 1.1.g of Form N-2.

Response 3
The base prospectus does not contain a form of proceeds table because no securities will be offered pursuant to the base prospectus, unless accompanied by a prospectus supplement.  Since no offering of securities is being made pursuant to the base prospectus without an accompanying prospectus supplement, the form of proceeds table is not required.  Each prospectus supplement, other than a prospectus supplement relating to an at-the-market offering, will contain a form of proceeds table in accordance with the requirements of Item 1.1.g of Form N-2 with respect to that offering.  Each prospectus supplement relating to an at-the-market offering will contain the information required by Instruction 1 to Item 1.1.g of Form N-2.

Comment 4	Please advise the staff why the filing does not include a form of the prospectus supplement?

Response 4	The Fund has included a form of prospectus supplement as requested.

Prospectus—Cover Page—Investment Parameters

Comment 5
The cover page discloses that the Fund may invest up to 60 percent of its “total assets in Income Securities rated below-investment grade (commonly referred to as ‘high-yield’ or ‘junk bonds’).”  The latest

Kimberly A. Browning
November 24, 2010

semi-annual report of the Fund indicates that the Fund invests less than 18 percent of its assets in junk.  Should the cover page, summary or the prospectus disclosure be modified to reflect that the Fund invests over 71 percent of its assets in investment grade securities?

Response 5
The Fund seeks to achieve its investment objective by opportunistically investing in a wide range of Income Securities and Common Equity Securities, each as more fully described in the Prospectus.  As a result, the Fund’s allocations to any given asset class or type of investment will vary over time, subject to the limitations and restrictions set forth in the Prospectus and SAI.  Disclosure of the Fund’s current allocations to each type of security in which it may invest is not required by Form N-2 and the Fund believes that selectively disclosing its current allocations to certain types of investments would not benefit shareholders, particularly in light of the fact that the Prospectus relates to offerings on a delayed or continuous basis and such allocations may change over time.  However, the Fund has added disclosure in the summary and body of the Prospectus that the percentage of its total assets allocated to a given type of investment may at any time be significantly less than the maximum amount permitted and has added disclosure under the heading “Investment Objective and Policies—Investment Policies—Credit Quality” that the Fund may investment without limitation in investment grade securities. In addition, the Fund notes that the Fund’s financial statements for the fiscal year ended May 31, 2010, including the portfolio of investments, will be incorporated by reference in the SAI.

Prospectus—Prospectus Summary—Investment Funds

Comment 6
The summary discloses that the Fund’s collective definition of “Investment Funds” includes “private investment funds.”  Please disclose in plain English that private investment funds are commonly known as “hedge funds.”

Response 6	The Fund has added the requested disclosure.

Prospectus—Prospectus Summary—Affiliated Investment Funds

Comment 7
The summary and prospectus disclose that the Fund may invest in “Affiliated Investment Funds,” and that managed assets is reduced by those investment for purposes of calculating the advisory fee.  Please delete the reference to these investments, or disclose prominently that the Fund is currently not investing in Affiliated Funds, and cannot do so unless the Fund files an application for, and the SEC issues an order of, exemption from provisions of the Investment Company Act 1940 Act (“1940 Act”).  Please also disclose there is no assurance such an order would be issued.

Kimberly A. Browning
November 24, 2010

Response 7
As investments in Affiliated Investment Funds is not presently a principal investment strategy of the Fund, the Fund has moved the discussion of Affiliated Investment Funds to the Statement of Additional Information and has added the referenced disclosure.

Prospectus—Prospectus Summary—Investment Objective and Philosophy

Comment 8
The investment objective of the Fund is total return, consisting of capital appreciation and income.  The most recent semi-annual report indicates the Fund invests approximately 10 percent of its assets in common stock and primarily in debt securities rated above investment grade.  Please disclose how the Fund obtains capital appreciation.

Response 8
The Fund’s investment objective is to maximize total return through a combination of current income and capital appreciation.  In order to seek to achieve its investment objective, the Fund opportunistically invests in a wide range of Income Securities and Common Equity Securities, each as more fully described in the Prospectus.  As a result, the Fund’s allocations to any given asset class or type of investment will vary over time, subject to the limitations and restrictions set forth in the Prospectus and SAI.  The Fund may seek capital appreciation through its investments in Common Equity Securities and Income Securities, including through capital appreciation in the prices of Income Securities held by the Fund.  Depending on the Fund’s allocations at any given time, the principal component of the Fund’s total return may be either current income or capital appreciation.  In the current market environment, the Fund is seeking to maximize total return primarily though current income, supplemented by capital appreciation.  The Sub-Adviser believes that the Fund’s current portfolio is structured to maximize total return in current market environments, in a manner consistent with the Fund’s investment objective, policies and restrictions.

Prospectus—Prospectus Summary—Investment Portfolio

Comment 9
This section lists the types of income securities in which the Fund will invest.  The third bullet identifies “structured finance investments.”  The latest semi-annual report of the Fund indicates that the Fund invests almost 67 percent of its assets in asset and mortgage-backed securities, and only 16 percent in corporate bonds.  Should the summary and prospectus be revised to reflect the prevalence of structured finance investments?

Response 9
The Fund seeks to achieve its investment objective by opportunistically investing in a wide range of Income Securities and Common Equity Securities, each as more fully described in the Prospectus.  As a result, the

Kimberly A. Browning
November 24, 2010

Fund’s allocations to any given asset class or type of investment will vary over time, subject to the limitations and restrictions set forth in the Prospectus and SAI. In light of the current prevalence of structured finance investments, the Fund has added additional disclosure regarding such investments and their attendant risks in the Prospectus Summary and body of the Prospectus.

Prospectus—Prospectus Summary—Personal Property Asset Companies

Comment 10
The summary discloses that the Fund may invest in “Personal Property Asset Companies.”  The summary states that these companies “own, produce, refine, process, transport and market ‘personal property assets’.”  While the definition of a Personal Property Asset Company appears to be rather expansive, the summary and prospectus only give a few examples of companies that qualify, namely, “special situation transportation assets (e.g., railcars, ships, airplanes and automobiles) and collectibles (e.g., antiques, wine and fine art) (‘Personal Property Companies’).”  Please clarify in the prospectus the nature of these companies, and why the performance of them is not expected to be highly correlated with traditional market indices.  How much may the Fund invest in these companies, and disclose why the investments are made.

Response 10
Personal Property Asset Companies constitute a category of issuers of Income Securities and Common Equity Securities in which the Fund may invest.  Given that these issuers presented special risk considerations that may not be present with other issuers, the Fund believed that additional disclosure was warranted.  However, like other categories of issuers, the Fund has not adopted percentage limitations with respect to such categories of issuers other than those set forth in the Prospectus and SAI and would invest in Personal Property Asset Companies for the same reasons the Fund would invest in any other issuer of Income Securities or Common Equity Securities, to seek to achieve the Fund’s investment objective to maximize total return through a combination of current income and capital appreciation.

Personal Property Asset Companies include companies that seek to profit from the ownership, rental, leasing, financing or disposition of personal (as opposed to real) property.  The Fund has revised disclosure to clarify the nature of these companies.

Prospectus—Prospectus Summary—Financial Leverage

Comment 11
This section discloses the various means the Fund may use to borrow or leverage.  It appears from the most recent semi-annual report that the principal means of leverage for the Fund recently has been through

Kimberly A. Browning
November 24, 2010

reverse repurchase agreements. Should the summary or the prospectus be revised to reflect more precisely how the Fund is leveraging?

Response 11
As noted in the Fund’s annual report to shareholders for the fiscal year ended May 31, 2010, “[f]rom the Fund’s inception through late 2008, GPAM employed leverage through reverse repurchase agreements, under which they lend securities and receive cash in return which can be used for additional investments. In November 2008, the Fund entered into a committed financing facility through BNP Paribas, a leading European bank. [The Fund] currently employs leverage via both reverse repurchase agreements and the BNP Paribas facility, in addition to the TALF program.”  Each form of Financial Leverage currently utilized by the Fund is discussed in the Fund’s Prospectus.  On the inside front cover page of the Prospectus and in the Prospectus Summary and body of the Prospectus, the percentage of the Fund’s Managed Assets attributable to each form of Financial Leverage utilized by the Fund, as of May 31, 2010, is disclosed. In addition, the Fund has reviewed disclosure throughout the Prospectus and made revisions where appropriate to properly reflect the Fund’s current use of Financial Leverage.

Comment 12
The term “Financial Leverage” as used in the prospectus appears to include any borrowings or issuance of preferred shares, and not those used for the purpose of purchasing additional securities (rather than the payment of outstanding liabilities or expenses).  Please clarify the definition.

Response 12
“Financial Leverage” as defined in the prospectus includes (i) the issuance of senior securities, (ii) borrowings or the issuance of debt or (iii) reverse repurchase agreements, dollar rolls or similar transactions.  As noted above, the Fund has reviewed disclosure throughout the Prospectus and made revisions where appropriate to properly reflect the Fund’s current use of Financial Leverage.

Prospectus—Prospectus Summary—Special Risk Considerations

Comment 13
It appears that the Fund will engage in various transactions involving counterparty risks.  Accordingly, please add a paragraph that discloses all counterparty risk factors.  In particular, disclose how the adviser assesses the creditworthiness of counterparties.

Response 13	The Fund has added the requested disclosure.

Comment 14	Under “Private Securities Risks,” please disclose the liquidity of these investments. Also, disclose the limit, if any, on the amount of assets the Fund may invest in illiquid investments.

Kimberly A. Browning
November 24, 2010

Response 14	The Fund has added the requested disclosure.

Prospectus—Prospectus Summary—Summary of Fund Expenses

Comment 15
The investment advisor is compensated based on Managed Assets.  The fee table discloses annual fund expenses, including advisory fees, on the basis of net assets.  Please include a footnote to explain the conversion of Managed Assets to net assets.

Response 15	The Fund has added the requested footnote.

Comment 16	In the fee table, please revise the caption “Acquired Investment Fund fees and expenses” to “Acquired Fund Fees and Expenses.” See General Instruction 10.a. to Item 3 of Form N-2.

Response 16	The Fund has revised the caption as requested.

Comment 17
Footnote 6 to the fee table states that Acquired Fund Fees and Expenses (“AFFE”), “include estimates of base fees plus performance-based fees charged by representative Investment Funds over the past twelve months.  To the extent a performance-based fee is triggered at termination or realization of an investment, it is not included in this estimate.  Therefore, the amount of fees paid on an investment in Acquired Investment Funds may be higher or lower than the amount shown.”  With respect to the first sentence, why is the amount of AFFE based on “estimates” over the last twelve months?  Does the Fund have any reports on which to base this estimate?  With respect to the second sentence, why does the amount of AFFE not include performance fees “triggered at termination or realization of an investment”?  Can the Fund make a reasonable estimate of this amount based upon the financial information received by the Fund from hedge funds during the last year?  Given that this will be a continuous offering under rule 415, please confirm to the staff that the Fund will update the AFFE amount if it materially increases during the offering.

Response 17
Acquired Fund Fees and Expenses set forth in the Expense Table have been calculated in accordance with Instruction 10 to Item 3 of Form N-2 and Footnote 6 to the Expense Table has been deleted.  Acquired Fund Fees and Expenses will be calculated at the end of each fiscal year of the Fund and the Expense Table will be updated accordingly.

Comment 18
Footnote 7 states that other expenses are estimates based upon those incurred during the fiscal year ended May 31, 2010.  Please confirm to the staff that the Fund does not expect these expenses to be materially higher in the upcoming year.

Kimberly A. Browning
November 24, 2010

Response 18	The Fund confirms to the staff that the Fund does not expect these expenses to be materially higher in the upcoming year.

Prospectus—The Fund’s Investments—Certain Other Investment Practices—Reverse Repurchase Agreements

Comment 19
Please disclose whether the adviser makes an assessment of the creditworthiness of the counterparty involved in the reverse repurchase agreements in which the Fund enters.  If so, please disclose the creditworthiness standard the advisor employs.

Response 19	The Fund has added the requested disclosure.

Prospectus—Use of Financial Leverage

Comment 20
The prospectus discloses that the Fund has entered into a “committed facility agreement” with BNP Paribas Prime Brokerage, Inc.  The prospectus discloses, the Fund “may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit.  Any such requirements will increase the cost of borrowing over the stated interest rate.”  Please disclose the material terms of the agreement with BNP Paribas.  For example, if applicable, disclose whether the agreement with BNP Paribas requires the Fund to maintain an average balance or to pay fees.  If the latter, are those fees reflected in the interest expense line item to the fee table?

Response 20
The Fund has added the requested disclosure.  The Fund pays an unused commitment fee of 0.75% on the difference between the maximum amount that can be borrowed under the credit facility and the amount borrowed, which is reflected in “Other expenses.”

Comment 21
The prospectus discloses that “agreements related to the Borrowings may also impose certain requirements, which may be more stringent than those imposed by the 1940 Act.”  Has the Fund entered into any agreements that impose requirements stricter than those imposed by the 1940 Act?  If so, do the restrictions materially affect how the Fund is operated and therefore should be disclosed?

Response 21
At this time, the Fund has not entered into any Borrowings agreements which impose requirements more stringent than those imposed by the 1940 Act which could materially affect how the Fund is operated.

Comment 22
The prospectus discloses that the 1940 Act in certain circumstances “grants to the lenders to the Fund certain voting rights in the event of default in the payment of interest on, or repayment of, principal.”  Please explain to the staff whether this disclosure is referring to

Kimberly A. Browning
November 24, 2010

“Borrowings,” as defined in the prospectus, or whether it also includes borrowings through reverse repurchase agreements.  Please disclose that the holders of debt securities (“Borrowings”) may, in the event asset coverage declines, be entitled to vote for a majority of the trustees.

Response 22	The Fund has revised the disclosure as requested.

Prospectus—Net Asset Value (“NAV”)

Comment 23
The prospectus discloses that “Valuations provided by Investment Funds may be subject to subsequent adjustments by the Fund to reflect changes in market conditions and other events subsequent to the determination of net capital appreciation, net capital depreciation, net assets and other accounting items of the Fund.”  Please explain to the staff the significance or meaning of this disclosure.  Based upon your response, we may have further comments.

Response 23
This disclosure relates to the fact that Investment Funds may only provide valuation on a periodic basis (for example, some funds may calculate a net asset value on a weekly or monthly basis), However, the Fund calculates its net asset value on a daily basis.  Pursuant to the requirements of the 1940 Act, the Fund must determine the fair value of its portfolio securities on each day that its net asset value is calculated.  Therefore, the Fund may determine a value of an Investment Fund held by the Fund, by adjusted the most recent valuation provided to reflect all of the appropriate factors that are available to the Fund including those factors listed above.  The Fund notes that the Fund is not currently investing in Investment Funds.

Comment 24	Please confirm in your response letter that the Fund will not offer commons shares at below NAV.

Response 24
The Fund will not offer Common Shares at a price below NAV without the consent of holders of Common Shares or as otherwise permitted by Section 23(b) of the Investment Company Act of 1940, as amended.  The Fund notes that the Prospectus includes the following disclosure:

“The provisions of the 1940 Act generally require that the public offering price (less underwriting commissions and discounts) of common shares sold by a closed-end investment company must equal or exceed the NAV of such company's common shares (calculated within 48 hours of the pricing of such offering), unless such sale is made with the consent of a majority of its common shareholders. The Fund may, from time to time, seek the consent of holders of Common Shares to permit the issuance and sale by the Fund of Common Shares at a price below the Fund's then-current NAV, subject to certain conditions. If such consent is obtained, the Fund may, contemporaneous with and in no event more than one year following the

Kimberly A. Browning
November 24, 2010

receipt of such consent, sell Common Shares at price below NAV in accordance with any conditions adopted in connection with the giving of such consent. Additional information regarding any consent of Common Shareholders obtained by the Fund and the applicable conditions imposed on the issuance and sale by the Fund of Common Shares at a price below NAV will be disclosed in the Prospectus Supplement relating to any such offering of Common Shares at a price below NAV. Until such consent of holders of Common Shares, if any, is obtained, the Fund may not sell Common Shares at a price below NAV. “

Prospectus—Closed-End Fund Structure

Comment 25	Please disclose whether the Fund may convert to an open-end structure and, if so, what vote is needed by shareholders.

Response 25	The Fund has included the requested disclosure.

Statement of Additional Information—Investment Restrictions

Comment 26	Please disclose the diversification policy of the Fund or summarize the requirements of a diversified fund under the 1940 Act.

Response 26	The Fund has added the requested disclosure.

Statement of Additional Information—Management of the Fund—Trustee Qualifications

Comment 27
Please delete the following sentence:  “References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

Response 27
The Fund has revised the sentence to state: “References to the qualifications, attributes and skills of Trustees do not constitute the holding out of any Trustee as being an expert under Section 7 of the 1933 Act or the rules and regulations of the SEC.”

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not

Kimberly A. Browning
November 24, 2010

relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

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